SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                         Titan Motorcycle Co. of America
                         -------------------------------
                                (Name of Issuer)

                    Common Stock, Par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   888307 10 5
                                   -----------
                                 (CUSIP Number)

                      Francis S. Keery and Barbara S. Keery
                               8973 N. 45th Street
                                Phoenix, AZ 85028
                                 (602) 861-6977
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                            Estimated October 1, 1998
                            -------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240. 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise


                                Page 1 of 8 Pages

                                                               Page 2 of 8 Pages

                                       13D
subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  888307 10 5

 ................................................................................
         1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

            Francis S. Keery
 ................................................................................
         2) Check the Appropriate Box if a Member of a Group *

                  (a)  [ ]
                  (b)  [x]
 ................................................................................
         3) SEC Use Only

 ................................................................................
         4) Source of Funds (See Instructions)

            NA
 ................................................................................
         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
            NA
 ................................................................................

         6) Citizenship or Place of Organization

            Arizona
 ................................................................................
Number of Shares                    (7) Sole Voting Power              3,599,772
Beneficially Owned                  ............................................
by Each Reporting                   (8) Shared Voting Power            0
Person With                         ............................................
                                    (9) Sole Dispositive Power         3,599,772
                                    ............................................
                                    (10) Shared Dispositive Power      0
 ................................................................................
         11) Aggregate Amount Beneficially Owned by Each Reporting Person

                  3,599,772
 ................................................................................

                                                               Page 3 of 8 Pages

                                       13D

         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares * NA
 ................................................................................
         13) Percent of Class Represented by Amount in Row (11)

               21.7%
 ................................................................................
         14) Type of Reporting Person (See Instructions) *

               IN
 ................................................................................

                                                               Page 4 of 8 Pages

                                       13D

CUSIP No. 888307 10 5

 ................................................................................
         1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                  Barbara S. Keery
 ................................................................................
         2) Check the Appropriate Box if a Member of a Group *

                  (a)  [ ]
                  (b)  [x]
 ................................................................................
         3) SEC Use Only

 ................................................................................
         4) Source of Funds (See Instructions)

            NA
 ................................................................................
         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
            NA
 ................................................................................

         6) Citizenship or Place of Organization

            Arizona
 ................................................................................

Number of Shares                    (7) Sole Voting Power              3,483,106
Beneficially Owned                  ............................................
by Each Reporting                   (8) Shared Voting Power            0
Person With                         ............................................
                                    (9) Sole Dispositive Power         3,483,106
                                    ............................................
                                    (10) Shared Dispositive Power      0
 ................................................................................
         11) Aggregate Amount Beneficially Owned by Each Reporting Person

                  3,483,106
 . . . . ........................................................................

         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares * NA
 ................................................................................

                                                               Page 5 of 8 Pages

                                       13D

         13) Percent of Class Represented by Amount in Row (11)

                  21.2%
 ................................................................................
         14) Type of Reporting Person (See Instructions) *

                  IN
 ................................................................................

                                                               Page 6 of 8 Pages

                                       13D

ITEM 1.  SECURITY AND ISSUER

                  Common Stock

                  Titan Motorcycle Co. of America
                  2222 West Peoria Avenue
                  Phoenix, Arizona   85029

ITEM 2.  IDENTITY AND BACKGROUND
         (a, b & c)
Francis S. Keery                                Barbara S. Keery
Business Address:                               Residence Address:
2222 West Peoria Avenue                         8973 N. 45th Street
Phoenix, Arizona   85029                        Phoenix, Arizona   85028

CEO and Director of the Company:                Vice President, Secretary
Titan Motorcycle Co. of America                 and Director of the Company:
2222 West Peoria Avenue                         Titan Motorcycle Co. of America
Phoenix, Arizona   85029                        2222 West Peoria Avenue
                                                Phoenix, Arizona  85029

         (d) During the last five years, neither Francis S. Keery or Barbara S. Keery have been convicted in any criminal proceedings.

         (e) During the last five years, neither Francis S. Keery or Barbara S. Keery were a party to a civil proceeding, as referred to in paragraph (e) of
Item 2 of Schedule 13D.

         (f) Francis S. Keery and Barbara S. Keery are citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION

                  Titan has submitted its first amended Form 10-SB registration statement and anticipates becoming a reporting company by October 1, 1998. Francis and Barbara Keery have each been beneficial owners of more than 5% of the stock of the issuer since the time of the merger of Titan Motorcycle Co. of America with Mojave Financial Services, Inc., a public company. The Keerys were the sole owners, with their son, of Titan at the time that it was a privately held company.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                  The aggregate number and percentage of the class of securities of the registrant identified pursuant to Item 1 as owned by Francis S. Keery is 3,599,772 aggregate shares (including 150,000 shares subject to options granted under the Company's Stock Option and Incentive Plan). This aggregate number of

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                                                               Page 7 of 8 Pages

                                       13D
shares represents 21.7% of the common outstanding stock of Titan. The aggregate number and percentage of the class of securities of the registrant identified pursuant to Item 1 as owned by Barbara Keery is 3,483,106 aggregate shares. This aggregate number of shares represents 21.2% of the common outstanding stock of Titan. The aggregate shares beneficially owned by Francis S. and Barbara S. Keery represent 42.9% of the outstanding common stock of Titan.

ITEM 6.  CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

                  There are no contracts, arrangements, understandings or relationships, legal or otherwise, with relation to the transfer or voting of any of the securities of the registrant reported herein, except for the terms of the Titan Stock Option and Incentive Plan. Pursuant to such plan, Francis S. Keery may exercise stock options for 150,000 shares of common stock of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                  The  following   materials  are  filed  as  Exhibits  and  are
incorporated  herein by this reference:  Exhibit A, Agreement of joint filing of
Schedule 13D.

                                                               Page 8 of 8 Pages

                                       13D

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                10/1/98
                                                --------------------------------
                                                (Date)

                                                /s/ Francis S. Keery
                                                --------------------------------
                                                (Signature)


                                                Francis S. Keery
                                                --------------------------------
                                                (Name/Title)

                                                10/5/98
                                                --------------------------------
                                                (Date)

                                                /s/ Barbara S. Keery
                                                --------------------------------
                                                (Signature)


                                                Barbara S. Keery
                                                --------------------------------
                                                (Name/Title)


Attention: Intentional misstatements or omissions of fact constitute Federal criminal viotations (See 18 U.S.C. 1001)

Schedule13D.626


                                    Exhibit A

         The undersigned, Francis S. Keery and Barbara S. Keery, hereby agree that the foregoing statement on Schedule 13D is filed on the behalf of each of them.

/s/ Francis S. Keery                                 /s/ Barbara S. Keery
-----------------------------                        ---------------------------
Francis S. Keery                                     Barbara S. Keery